Exhibit 4.25
HARMONY GOLD MINING COMPANY LIMITED
WAFI MINING LIMITED
DEED OF EXTINGUISHMENT OF ROYALTY — WAFI-GOLPU PROJECT

DEED OF EXTINGUISHMENT OF ROYALTY — WAFI-GOLPU PROJECT
THIS DEED is made this 16th day of February 2009
BETWEEN:
1.	HARMONY GOLD MINING COMPANY LIMITED, a company incorporated in the Republic of South Africa and having its registered office at Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, Gauteng, South Africa (“Harmony”)

and

2.	WAFI MINING LIMITED (1-11452), a company incorporated in the Independent State of Papua New Guinea and having its registered office at c/- Blake Dawson Waldron Lawyers, Level 4, Mogoru Moto Building, Champion Parade, Port Moresby, Papua New Guinea (“Wafi”).
RECITALS:
A.	Pursuant to the Royalty Deed:
(i)	Wafi agreed to pay to Rio Tinto a royalty for ounces of gold to be produced by Wafi from the Wafi-Golpu Project in Papua New Guinea; and

(ii)	Pursuant to subsequent amendments, Abelle became a party to the Royalty Deed and guaranteed the due and punctual performance of the obligations of Wafi under the Royalty Deed and indemnified Rio Tinto.
B.	Pursuant to the Agreement of Sale:
(i)	Harmony acquired the Royalty Interest from Rio Tinto and inter alia;

(ii)	Harmony agreed to pay US$10,000,000 to Rio Tinto in the event that Wafi makes a Decision to Mine (as defined in the Agreement for Sale) (“the Contingent Balance”), and
Pursuant to the Deed of Assignment, Assumption and Release:
(ii)	Rio Tinto, Harmony and Wafi agreed to release and discharge Abelle from all obligations and liabilities whatever under the Royalty Deed.
C.	Harmony and Wafi are now the only parties to the Royalty Deed.

D.	Wafi wishes to acknowledge its liability to Harmony to pay to it the Contingent Balance.

E.	Harmony has agreed to assign and transfer to Wafi the Royalty Interest and, therefore the parties wish to terminate the Royalty Deed and be released from all obligations and liabilities under the Royalty Deed on the terms of this document.

IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions

In this document (including the Recitals), the following definitions apply unless the context requires otherwise:

“Abelle Limited” means Abelle Limited ACN 087 480 902.

“Agreement of Sale” means the Agreement of Sale of Interest in Royalty Deed dated 10 November 2008 between Rio Tinto, Harmony, Wafi and Abelle.

“Deed of Assignment, Assumption and Release” means the Deed between Rio Tinto, Harmony, Wafi and Abelle dated 4 December 2008.

“Payment Date” means that date which is within 6 months from the date of this Deed.

“Payment Sum” means the aggregate sum of:
(a)	US$24,000,000.00;

(b)	any stamp duty and legal costs paid by Harmony on or in relation to this transaction.
“Rio Tinto” means Rio Tinto Limited ACN 004 458 404.

“Royalty Deed” means the Royalty Deed dated 26 June 2003 between Rio Tinto, Wafi and Abelle.

“Royalty Interest” means all of Harmony’s rights, interests and obligations in and under the Royalty Deed including the royalty interest as the owner of gold to be produced by Wafi from the Wafi-Golpu Project in Papua New Guinea.
2.	ASSIGNMENT AND TERMINATION

In consideration for the payment by Wafi to Harmony of the Payment Sum on or before the Payment Date:
(a)	Harmony assigns to Wafi absolutely all its Royalty Interest and Wafi confirms acceptance of the assignment of the Royalty Interest; and

(b)	the parties agree to terminate the Royalty Deed.
For clarity, this document takes effect on and from the date of execution of this document.
3.	ACKNOWLEDGMENT
(a)	The parties acknowledge and agree that all the rights and obligations of the parties under, or arising out of, the Royalty Deed (of whatever nature and however arising) are fully, unconditionally and irrevocable terminated with effect from the date of this document.

(b)	Notwithstanding any other provisions of this Deed, Wafi acknowledges and agrees it is liable to pay to Harmony the Contingent Balance by way of reimbursement within 30 days of Harmony advising Wafi of the payment by Harmony of the Contingent Balance to Rio Tinto.
4.	RELEASE

With effect on and from the date of this document, and without need for any further act or document, the parties release and discharge each other party from:
(a)	all its duties, obligations and liabilities under or in connection with the Royalty Deed; and

(b)	all actions, claims, proceedings and demands which any party has or might (but for this deed) have had against any other party in connection with the Royalty Deed (whether arising at common law, in equity, under statute or otherwise).
Otherwise than to the acknowledgement by Wafi made in clause 3(b) above, the release extends to any present or future claim whether or not the facts or law giving rise to such actual or potential claim are known to either party or have been discussed between them.
5.	INDEMNITY
(a)	Each party indemnifies each of the other parties against any claims or actions brought by the first party arising out of or in any way connected to the Royalty Deed.

(b)	Each party may plead this deed in bar to any claim or action brought by the other party or any person claiming through it in connection with the Royalty Deed.
6.	GENERAL
6.1	Governing Law
(a)	This document is governed by the laws of the State of Queensland, Australia.

(b)	Each party submits to the jurisdiction of the courts of that State and of any court that may hear appeals from any of those courts, for any proceedings in connection with this document.
6.2	Costs
(a)	Subject to paragraph (b), each party must pay its own expenses incurred in negotiating and executing this document.

(b)	Wafi must indemnify each other party against, and must pay each other on demand the amount of, any duty or registration fee that is payable on or in relation to this document and the transaction that it contemplates.
6.3	Giving Effect to this Deed

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that any other party may reasonably require to give full effect to this document.

6.4	Operation of this Document
(a)	Subject to paragraph (b), this document contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this document and this document has no further effect.

(b)	Any right that a person may have under this document is in addition to, and does not replace or limit, any other right that the person may have.

(c)	Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.
6.5	Counterparts

This Deed may be executed in counterparts.
EXECUTED as a Deed
Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.